 Exhibit 99.6

POSITION DESCRIPTION

Chair of the Board

General

This position description describes the appointment, role and responsibilities of the chair (Chair) of the board of directors (Board) of Field Trip Health Ltd. (Field Trip). This position description is subject to the provisions of the Canada Business Corporations Act and Field Trip's articles and by-laws, as amended from time to time. This position description should be read together with the written Board charter (Charter), as such Charter may be amended from time to time.

Office of the Chair

The Chair shall be appointed by the Board for a one-year term, provided that if at the end of the term a successor is not appointed, the incumbent Chair shall remain in office until a successor is appointed. If there is a vacancy in the office of the Chair, then the lead director shall fill the vacancy until the vacancy is filled by the Board. The office of the Chair is to be vacated if (a) the Chair resigns (which resignation shall become effective upon the Chair delivering a written resignation to the secretary or another officer of Field Trip); (b) upon the death of the Chair; or (c) following the passing of a resolution of the Board removing the Chair from office.

The Chair shall receive such remuneration for his or her services as the Board may determine from time to time, in consultation with the Compensation Committee of the Board.

Responsibilities of the Chair

1.	The Chair will provide leadership to the directors of Field Trip (Directors) in discharging their mandate as set out in the Charter by promoting a thorough understanding of the duties and responsibilities of the Directors and the distinction between the role of the Directors and the role of management.

2.	The Chair shall be the liaison between the Directors and management, promoting open and constructive discussions between the Directors and management.

3.	The Chair shall be the liaison between the independent and non-independent Directors.

4.	The Chair shall promote the proper flow of information to the Directors to keep the Directors fully apprised of all matters which are always material to the Directors and ensure that all items requiring the approval of the Directors are appropriately presented to the Directors.

Position Description – Chair of the Board	Page 1 of 2

5.	The Chair shall ensure that external advisors retained or to be retained by the Board are appropriately qualified.

6.	In connection with meetings of the Board, the Chair shall be responsible for:

•	scheduling meetings of the Directors and coordinating with the chairs of the various committees of the Board to schedule meetings of such committees;

•	organizing and presenting the agenda for meetings of the Directors based on input from other Directors;

•	monitoring the adequacy of the materials provided to the Directors by management in connection with the Directors' deliberations;

•	ensuring that the Directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board; and

•	presiding over meetings of the Directors.

7.	The Chair shall preside over the meetings of Field Trip’s shareholders and respond to any questions that are put to the Board at any meeting of shareholders.

8.	The Chair shall perform such other functions as may be ancillary to the duties and responsibilities described above and as may be delegated to the Chair by the Directors from time to time.

Approved by the Board effective June 7, 2021

Position Description – Chair of the Board	Page 2 of 2